

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2017

Michael R. Garone
Vice President, Finance and Chief Financial Officer
Immunomedics, Inc.
300 The American Road
Morris Plains, New Jersey 07950

> **Re: Immunomedics, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 31, 2017**
> **File No. 333-219594**

Dear Mr. Garone:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed July 31, 2017

Incorporation of Certain Information by Reference, page 42

1. Please incorporate by reference the Current Reports on Form 8-K filed on February 21, May 5 and August 4, 2017.

General

2. We note that you have a pending request for confidential treatment. Please be advised that we will not be in a position to declare your registration statement effective until we resolve any issues concerning the confidential treatment request.

Michael R. Garone
Immunomedics, Inc.
August 7, 2017
Page 2

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Irene Paik at (202) 551-6553 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Andrew P. Gilbert, Esq. - DLA Piper LLP (US)